Himalaya Shipping Ltd. (HSHP) – Organizational Update - Succession Plan for Himalaya Shipping

Hamilton, Bermuda, June 11, 2024

The Board of Directors of 2020 Bulkers Limited have announced today that Mr. Lars-Christian Svensen will join 2020 Bulkers Management AS as Chief Commercial Officer on September 1, 2024. Concurrently, Mr. Svensen will also be appointed Chief Commercial Officer of Himalaya Shipping Ltd., under the management agreement between 2020 Bulkers Management AS and Himalaya Shipping Ltd.

Mr. Svensen has a 17-year career in international shipping. From 2007 to 2008, he worked as a shipbroker for Cmarine Services and from 2008 to 2009, he served as a Project Analyst for Petredec Pte Ltd in Singapore. From 2009 to 2020, Mr. Svensen was employed by Western Bulk, where he held various positions within the group in Singapore (Head of Arabian Gulf), Seattle, US (President), and Oslo (Senior Vice President). From 2020 - 2024, he acted as CCO and CEO of Golden Ocean Management AS.

Furthermore, the Board of Directors of 2020 Bulkers Limited announced that from April 1, 2025, Mr. Svensen will transition and will assume the role as Chief Executive Officer of 2020 Bulkers Management, as well as be appointed as functioning Chief Executive Officer of Himalaya Shipping Ltd., under the management agreement between 2020 Bulkers Management AS and Himalaya Shipping Ltd. This will coincide with the present Chief Executive Officer, Herman Billung, reaching his retirement age at 67 years. Following his retirement from his current role as Chief Executive Officer, Mr. Billung will assume a role as Special Advisor to the Board and Management of 2020 Bulkers Management and Himalaya Shipping.

The Board of Directors are very pleased to have secured a solid succession plan for the Companies. Further, we are extremely thankful for the fact that we will be able to draw on Mr. Billung´s vast experience following his retirement in April 2025.

Mr Herman Billung commented: “I am happy that Lars-Christian has decided to join, in what I firmly believe, will be a very interesting journey in the years to come. I have learned to know him as an energetic and knowledgeable person, who I believe is the right person for the job. After more than 35 years in the dry bulk industry it is important for me to leave the helm with a succession plan benefiting our shareholders in the best possible manner. I hope that my experience and network will contribute positively in my new role as a Senior Advisor. I would like to thank the Board and my colleagues for the trust and opportunities given to me”.

Mr. Lars-Christian Svensen commented: “I am very pleased to join 2020 Bulkers and Himalaya Shipping, two of the most modern Newcastlemax owners in the world. With the most efficient fleet in this segment, the companies hold a strategic advantage that I hope to further develop in my new role. I look forward to working with the team to utilize the efficiency and decarbonization strategy already in place and contribute to the fleet’s commercial performance. I want to thank the Owners and the Boards of the respective companies for their confidence and look forward to playing a central role in creating further shareholder value”.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has eleven vessels in operation and one Newcastlemax dry bulk vessel under construction at New Times Shipyard in China. The remaining newbuilding is expected to be delivered in June 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.